SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

04033892

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Ameren Corporation	0001002910
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form U-1/A (Exhibits E-1 and E-2)	File No. 70-10220
Electronic Report, Schedule or Registration	SEC File Number, if available

Statement of Which the Documents Are A Part (give period of report)

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
JUN 28 2004
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City _______, State of ___________, _________, 2004.

____
(Registrant)

By: ....
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on June 25, 2004, that the information set forth in this statement is true and complete.

By: ....
Andrew F. MacDonald

Counsel for Ameren Corporation

ELECTRIC SERVICE TERRITORIES


Legend
AmerenCILCO
AmerenCIPS
AmerenUE
Illinois Power
N
ILLINOIS
MISSOURI
Kewanee
La Salle
Peoria
Macomb
Petersburg
Beardstown
Quincy
Jacksonville
Springfield
Paxton
Mattoon
Pawnee
Taylorville
Mt.Clare
River
Alton
St.Charles
Wentzville
Union
House Springs
Effingham
Olney
Eldorado
Marion
Anna
Cape Girardeau
Caruthersville
Park Hills
Potosi
Kirksville
Excelsior Springs
Mexico
Columbia
Jefferson City
Lakeside
74
57
55
35
29
72
70
64
24
44

Ameren

GAS SERVICE TERRITORY



ILLINOIS POWER (pending approval)

AMERENUE

AMERENUE (Aquila purchase pending)

AMERENCIPS

AMERENCILCO

INTERSTATE HWY

STATE HWY

NOTE:
Shaded counties indicate Ameren gas service to residential, commercial, or industrial customers within portions of the county.

DRAWING NUMBER EC-03-2
REV 04-01-2004